Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	November 2, 2011

Investor News

Fresenius Medical Care Reports Strong Third Quarter and Nine Months
Results; confirms Outlook for 2011
3rd Quarter 2011 Summary:

Net revenue	$3,242 million	+6%
Operating income (EBIT)	$534 million	+8%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$279 million	+13%
Earnings per share	$0.92	+12%

Nine Months 2011 Summary:

Net revenue	$9,473 million	+7%
Operating income (EBIT)	$1,488 million	+7%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$761 million	+8%
Earnings per share	$2.51	+7%

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the third quarter and first nine months of 2011.

3rd Quarter 2011:

Revenue

Net revenue for the third quarter of 2011 increased by 6% to $3,242 million (+4% at constant currency) compared to the third quarter of 2010. Organic revenue growth worldwide was 1%. Dialysis services revenue grew by 4% to $2,425 million (+3% at constant currency) and dialysis product revenue increased by 11% to $817 million (+5% at constant currency).

North America revenue for the third quarter of 2011 decreased by 1% to $2,050 million including the impact of the new Medicare end-stage renal disease prospective payment system in the United States. Dialysis services revenue decreased by 1% to $1,846 million with a same market growth of 3%. Average revenue per treatment for U.S. clinics decreased to $345 in the third quarter of 2011 compared to $359 for the corresponding quarter in 2010 reflecting the implementation of the new prospective payment system. Dialysis product revenue decreased by 2% to $204 million, as increased sales of hemodialysis products could not entirely offset lower pricing of renal drugs.

International revenue increased by 20% to $1,187 million (+13% at constant currency). Organic revenue growth was 6%. Dialysis services revenue increased by 26% to $579 million (+20% at constant currency). Dialysis product revenue increased by 15% to $608 million and increased by 7% at constant currency, mainly driven by higher sales of peritoneal dialysis products, dialyzers, solutions, concentrates and dialysis machines.

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Earnings

Operating income (EBIT) for the third quarter of 2011 increased by 8% to $534 million compared to $493 million in the third quarter of 2010. This resulted in an operating margin of 16.5% for the third quarter of 2011 compared to 16.1% for the corresponding quarter in 2010.

In North America, the operating margin increased from 18.1% in the third quarter of 2010 to 18.3% in the third quarter of 2011. This increase was mainly favorably influenced by the development of pharmaceutical costs and a positive impact from a royalty adjustment for Venofer®. Average costs per treatment for U.S. clinics decreased to $279 in the third quarter of 2011 compared to $289 for the corresponding quarter in 2010.

In the International segment, the operating margin increased from 15.8% to 17.3% mainly due to lower manufacturing costs, favorable exchange rate effects and business growth in Asia-Pacific.

Net interest expense for the third quarter of 2011 was $68 million compared to $70 million in the third quarter of 2010. This development was mainly attributable to increased interest income related to the loan to Renal Advantage Partners.

Income tax expense was $163 million for the third quarter of 2011 compared to $153 million in the third quarter of 2010. The effective tax rate decreased to 35.0% from 36.2%.

Net income attributable to Fresenius Medical Care AG & Co. KGaA for the third quarter of 2011 was $279 million, an increase of 13% compared to the corresponding quarter of 2010.

Earnings per share (EPS) for the third quarter of 2011 rose by 12% to $0.92 per ordinary share compared to $0.82 for the third quarter of 2010. The weighted average number of shares outstanding for the third quarter of 2011 was approximately 303.2 million shares compared to 301.2 million shares for the third quarter of 2010. The increase in shares outstanding resulted from stock option exercises in the past 12 months.

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Cash flow

In the third quarter of 2011, the company generated $463 million in cash from operations, representing approximately 14% of revenue. The cash flow generation was supported by a favorable development of days sales outstanding (DSO) and increased earnings.

A total of $150 million in cash was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $313 million compared to $263 million in the third quarter of 2010. A total of $49 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was $264 million compared to $176 million in the third quarter of 2010.

Nine Months of 2011:

Revenue and Earnings

Net revenue for the first nine months of 2011 increased by 7% to $9,473 million (+4% at constant currency) compared to the first nine months of 2010. Organic revenue growth was 2% in the first nine months of 2011.

Operating income (EBIT) for the first nine months of 2011 increased by 7% to $1,488 million compared to $1,385 million in the first nine months of 2010, resulting in an operating margin of 15.7% compared to 15.6% for the first nine months of 2010.

Net interest expense for the first nine months of 2011 was $214 million compared to $206 million in the same period of 2010.

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Income tax expense for the first nine months of 2011 was $436 million compared to $410 million in the same period in 2010, reflecting effective tax rates of 34.2% and 34.7%, respectively.

For the first nine months of 2011, net income attributable to Fresenius Medical Care AG & Co. KGaA was $761 million, up by 8% from the first nine months of 2010.

In the first nine months of 2011, earnings per ordinary share rose by 7% to $2.51. The weighted average number of shares outstanding during the first nine months of 2011 was approximately 302.7 million.

Cash Flow

Cash from operations during the first nine months of 2011 was $950 million compared to $1,027 million for the same period in 2010, representing approximately 10% of revenue.

A total of $380 million in cash was spent for capital expenditures, net of disposals. Free cash flow before acquisitions for the first nine months of 2011 was $570 million compared to $688 million in the same period in 2010. A total of $1,171 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was -$601 million compared to $318 million in the first nine months of last year.

Please refer to the attachments for a complete overview on the third quarter and first nine months of 2011 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

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Patients – Clinics – Treatments

As of September 30, 2011, Fresenius Medical Care treated 228,239 patients worldwide, which represents a 9% increase compared to the previous year’s figure. North America provided dialysis treatments for 140,422 patients, an increase of 3%. Including 22 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 141,809. The International segment provided dialysis treatments to 87,817 patients, an increase of 18% over the prior year’s figure.

As of September 30, 2011, the company operated a total of 2,874 clinics worldwide, which represents a 6% increase compared to the previous year’s figure. The number of clinics is comprised of 1,838 clinics in North America (1,860 including managed clinics), and 1,036 clinics in the International segment, representing an increase of 2% and 14%, respectively.

During the first nine months of 2011, Fresenius Medical Care delivered approximately 25.46 million dialysis treatments worldwide. This represents an increase of 9% compared to last year’s figure. North America accounted for 16.11 million treatments, an increase of 4%. The International segment delivered 9.35 million treatments, an increase of 18%.

Employees

As of September 30, 2011, Fresenius Medical Care had 77,825 employees (full-time equivalents) worldwide compared to 73,452 employees at the end of 2010. This increase of more than 4,300 employees is due to overall growth in the company’s business and acquisitions.

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Debt/EBITDA ratio

The ratio of debt to Earnings before interest, taxes, depreciation and amortization (EBITDA) increased from 2.37 at the end of the third quarter of 2010 to 2.55 at the end of the third quarter of 2011. The debt/EBITDA ratio at the end of the second quarter 2011 was 2.77.

Rating

Standard & Poor’s Ratings Services rates the company’s corporate credit as ‘BB’ with a ‘positive’ outlook. Moody's rates the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook, and Fitch rates the company’s corporate credit as ‘BB+’ with a ‘stable’ outlook. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Acquisition of American Access Care Completed

The American Accesss Care (AAC) acquisition was closed effective October 1, 2011. AAC operates 28 freestanding out-patient centers primarily dedicated to serving vascular access needs of dialysis patients.  The acquired operations will add approximately $175 million in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction.

Vifor Fresenius Medical Care Renal Pharma Ltd. Formation Completed

After the recent clearance by the European Union antitrust commissions the formation of Vifor Fresenius Medical Care Renal Pharma Ltd. has been completed globally on November 1, 2011.

Acquisition of Liberty Dialysis Holdings, Inc.

The acquisition of Liberty Dialysis Holdings, Inc. is on schedule and is expected to close in the first quarter of 2012.

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Issuance of floating rate senior notes

In October 2011, Fresenius Medical Care issued €-denominated floating rate senior notes in the principal amount of €100 million, due 2016. The coupon is equal to the three-month Euribor rate plus 350 basis points.

Issuance of senior notes

In September 2011, Fresenius Medical Care issued $-denominated and €-denominated senior unsecured notes in the principal amounts of $400 million and €400 million, respectively, both due 2018. The coupon for the $ senior notes is 6.5%, and the coupon for the € senior notes is also 6.5%. Proceeds amounting to $949 million from the offering were used for acquisitions, to refinance indebtness and for general corporate purposes.

Sales and earnings outlook for 2011 confirmed

For the full year 2011, the company confirms its sales and earnings outlook.

Revenue is expected to grow to above $13 billion.

Net income attributable to Fresenius Medical Care AG & Co. KGaA is expected to be between $1.070 billion and $1.090 billion.

For 2011, the company expects to spend around 5% of revenue on capital expenditures and approximately $1.9 billion on acquisitions. The debt/EBITDA ratio is expected to be below 3.0 by the end of 2011.

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“With our execution to date we continue to achieve a strong operational performance with a strong focus on quality and expense control. We expect further earnings momentum in the fourth quarter this year, supported by the recent acquisitions and cost management. We are fully on track to achieve our full year guidance", said Ben Lipps, chief executive officer of Fresenius Medical Care. "We are particularly pleased with our success globally, given a persistently challenging business environment the ongoing implementation of the new prospective payment system in the U.S.. Our emphasis on innovation and patient care continues to serve us well.”

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter and first nine months of 2011 on Wednesday, November 2, 2011, at 3:30 p.m. CET / 10:30 a.m. EDT. The company invites investors to listen to the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

About Fresenius Medical Care
Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2 million individuals worldwide. Through its network of 2,874 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 228,239 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care	Three months ended			Nine months ended
Statement of Earnings	September 30,			September 30,
(in $ thousands, except share data)	2011	2010	Change	2011	2010	Change
(unaudited)

Net revenue
Dialysis Care	2,425,092	2,321,175	4.5%	7,071,971	6,716,280	5.3%
Dialysis Products	816,999	736,930	10.9%	2,400,560	2,170,153	10.6%
Total net revenue	3,242,091	3,058,105	6.0%	9,472,531	8,886,433	6.6%

Costs of revenue	2,088,252	2,003,627	4.2%	6,161,666	5,856,055	5.2%
Gross profit	1,153,839	1,054,478	9.4%	3,310,865	3,030,378	9.3%
Selling, general and administrative	598,433	540,291	10.8%	1,764,361	1,583,612	11.4%
Research and development	27,612	22,794	21.1%	80,544	67,256	19.8%
Income from equity method investees	(5,940)	(1,857)	219.7%	(22,402)	(5,484)	308.5%
Operating income (EBIT)	533,734	493,250	8.2%	1,488,362	1,384,994	7.5%

Interest income	(16,882)	(4,719)	257.7%	(42,882)	(18,802)	128.1%
Interest expense	84,955	75,086	13.1%	257,124	224,818	14.4%
Interest expense, net	68,073	70,367	(3.3)%	214,242	206,016	4.0%
Income before taxes	465,661	422,883	10.1%	1,274,120	1,178,978	8.1%
Income tax expense	162,797	152,904	6.5%	436,057	409,507	6.5%
Net income	302,864	269,979	12.2%	838,063	769,471	8.9%
Less: Net income attributable to noncontrolling interests	23,609	22,191	6.4%	77,346	62,298	24.2%
Net income attributable to FMC AG & Co. KGaA	279,255	247,788	12.7%	760,717	707,173	7.6%

Operating income (EBIT)	533,734	493,250	8.2%	1,488,362	1,384,994	7.5%
Depreciation and amortization	141,422	123,959	14.1%	413,695	369,324	12.0%
EBITDA	675,156	617,209	9.4%	1,902,057	1,754,318	8.4%

Total bad debt expenses	64,982	49,340		175,102	165,037

Earnings per ordinary share	$0.92	$0.82	11.9%	$2.51	$2.35	6.7%
Earnings per ordinary ADS	$0.92	$0.82	11.9%	$2.51	$2.35	6.7%

Weighted average number of shares
Ordinary shares	299,280,448	297,244,371		298,714,674	296,370,673
Preference shares	3,964,914	3,914,044		3,960,315	3,901,126

In percent of revenue
Costs of revenue	64.4%	65.5%		65.0%	65.9%
Gross profit	35.6%	34.5%		35.0%	34.1%

Selling, general and administrative	18.5%	17.7%		18.6%	17.8%
Research and development	0.9%	0.7%		0.9%	0.8%
Income from equity method investees	(0.2)%	(0.1)%		(0.2)%	(0.1)%
Operating income (EBIT)	16.5%	16.1%		15.7%	15.6%
Interest expense, net	2.1%	2.3%		2.3%	2.3%
Income before taxes	14.4%	13.8%		13.5%	13.3%
Income tax expense	5.0%	5.0%		4.6%	4.6%
Net income attributable to Noncontrolling interests	0.7%	0.7%		0.8%	0.7%
Net income attributable to FMC AG & Co. KGaA	8.6%	8.1%		8.0%	8.0%

EBITDA	20.8%	20.2%		20.1%	19.7%

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Fresenius Medical Care	Three months ended			Nine months ended
Segment and Other Information	September 30,			September 30,
(in $ million)	2011	2010	Change	2011	2010	Change
(unaudited)

Net revenue
North America	2,050	2,071	(1.0)%	6,055	6,058	(0.1)%
International	1,187	987	20.4%	3,405	2,828	20.4%
Corporate	5	—	—	13	—	—
Total net revenue	3,242	3,058	6.0%	9,473	8,886	6.6%

Operating income (EBIT)
North America	375	374	0.2%	1,035	1,014	2.1%
International	205	156	31.2%	579	480	20.6%
Corporate	(46)	(37)	23.9%	(126)	(109)	15.2%
Total operating income (EBIT)	534	493	8.2%	1,488	1,385	7.5%

Operating income in percentage of revenue
North America	18.3%	18.1%		17.1%	16.7%
International	17.3%	15.8%		17.0%	17.0%
Total	16.5%	16.1%		15.7%	15.6%

Employees
Full-time equivalents				77,825	72,812

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Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly	Three Months Ended		Nine months ended
comparable US-GAAP financial measures	September 30,		September 30,
(in $ million)	2011	2010	2011	2010
(unaudited)

Segment information North America
Net revenue	2,050	2,071
Costs of revenue and research and development	1,307	1,352
Selling, general and administrative	374	347
Income from equity method investees	(6)	(2)
Costs of revenue and operating expenses	1,675	1,697
Operating income (EBIT)	375	374

In percent of revenue	18.3%	18.1%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	401	390
less internal sales	(197)	(182)
Dialysis products external sales	204	208
International
Dialysis products revenue incl. internal sales	723	616
less internal sales	(115)	(87)
Dialysis products external sales	608	529

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			1,902	1,754
Interest expense, net			(214)	(206)
Income tax expense			(436)	(410)
Change in working capital and other non-cash items			(302)	(111)
Net cash provided by operating activities			950	1,027

Annualized EBITDA
Operating income (EBIT) last twelve months			2,027	1,876
Depreciation and amortization last twelve months			548	492
Non-cash charges			53	48
Annualized EBITDA			2,628	2,416

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	September 30,	December 31,
Balance Sheet	(unaudited)	(audited)
(in $ million)	2011	2010

Assets
Current assets	5,588	5,153
Intangible assets	9,485	8,833
Other non-current assets	3,552	3,109
Total assets	18,625	17,095

Liabilities and equity
Current liabilities	3,692	3,790
Long-term liabilities	6,718	5,501

Noncontrolling interest subject to put provisions	313	280

Total equity	7,902	7,524
Total liabilities and equity	18,625	17,095

Equity/assets ratio:	42%	44%

Debt
Short-term borrowings	161	671
Short-term borrowings from related parties	89	10
Current portion of long-term debt and capital lease obligations	974	264
Trust Preferred Securities	—	625
Long-term debt and capital lease obligations, less current portion	5,487	4,310
Total debt	6,711	5,880

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Fresenius Medical Care
Cash Flow Statement
Nine Months Ended September 30,	2011	2010
(in $ million)
(unaudited)

Operating activities
Net income	838	769
Depreciation / amortization	414	369
Change in working capital and other non cash items	(302)	(111)
Cash Flow from operating activities	950	1,027

Investing activities
Purchases of property, plant and equipment	(397)	(350)
Proceeds from sale of property, plant and equipment	17	11
Capital expenditures, net	(380)	(339)
Free Cash Flow	570	688

Acquisitions, net of cash acquired and net purchases of intangible assets	(1,171)	(247)
Proceeds from divestitures	—	8
Acquisitions, net of divestitures	(1,171)	(239)
Free Cash Flow after acquisitions, net of divestitures	(601)	449
Investments, net of repayments	—	(131)
Free Cash Flow after investing activities	(601)	318

Financing activities
Change in accounts receivable securitization program	(510)	281
Change in intercompany debt	82	—
Change in other debt	1,815	(125)
Proceeds from exercise of stock options	69	93
Redemption of Trust Preffered Securities	(654)	—
Distributions to noncontrolling interest	(95)	(87)
Contributions from noncontrolling interest	18	19
Dividends paid	(281)	(232)
Cash Flow from financing activities	444	(51)

Effects of exchange rates on cash	30	4
Net increase (decrease) in cash	(127)	271

Cash at beginning of period	523	301
Cash at end of period	396	572

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended September 30,	2011	cc	2010	cc
(in $ thousands, except per-treatment revenue)
unaudited

North America
Net revenue	2,049,798		2,071,457
Growth year-over-year	(1.0)%		6.3%

Dialysis care	1,845,691		1,863,088
Growth year-over-year	(0.9)%		7.1%
U.S. per treatment	345		359
Per treatment	337		351
Sequential growth	(1.0)%		0.8%
Growth year-over-year	(4.2)%		2.8%

Dialysis products
incl. internal sales	401,486		390,336
Growth year-over-year	2.9%		3.9%
External sales	204,107		208,369
Growth year-over-year	(2.0)%		(0.5)%

International
Net revenue	1,187,436		986,569
Growth year-over-year	20.4%	12.9%	5.1%	9.4%

Dialysis care	579,401		458,087
Growth year-over-year	26.5%	19.8%	12.7%	16.7%
Per treatment	170	161	160	165
Sequential growth	(4.3)%		0.5%
Growth year-over-year	6.5%	0.8%	(4.6)%	(1.2)%

Dialysis products
incl. internal sales	722,894		616,166
Growth year-over-year	17.3%	9.3%	0.4%	5.1%
External sales	608,035		528,482
Growth year-over-year	15.1%	6.9%	(0.8)%	3.8%

cc = at constant currency1

1 Constant currency
Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency,” it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates.”
We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. However, we also believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended September 30,	2011	2010
unaudited

North America
Number of treatments	5,489,224	5,281,436
Treatments per day	69,484	66,854
Per day sequential growth	0.7%	0.5%
Per day year-over-year growth	3.9%	4.4%
Same market growth year-over-year	2.9%	4.3%

International
Number of treatments	3,407,680	2,868,115
Same market growth year-over-year	6.5%	5.6%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended September 30,	2011	2010
unaudited

North America
Costs of revenue and operating expenses and income from equity method investees
In percent of revenue	81.7%	81.9%
Selling, general and administrative
In percent of revenue	18.2%	16.8%
Bad debt expenses
In percent of revenue	2.9%	2.2%
U.S. Dialysis Care operating expenses/treatment (in $)	279	289
Sequential growth	(1.3)%	(1.0)%
Growth year-over-year	(3.6)%	0.7%
Dialysis Care operating expenses/treatment (in $)	274	284
Sequential growth	(1.1)%	(1.1)%
Growth year-over-year	(3.5)%	0.4%

Total Group
Costs of revenue and operating expenses and income from equity method investees
In percent of revenue	83.5%	83.9%
Selling, general and administrative
In percent of revenue	18.5%	17.7%
Effective tax rate	35.0%	36.2%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended September 30,	2011	2010
(in $ thousands, except number of de novos)
unaudited

Total Group
Operating cash flow	463,137	383,671
In percent of revenue	14.3%	12.5%

Free cash flow before acquisitions	313,323	262,258
In percent of revenue	9.7%	8.6%

Acquisitions and Investments, net of divestitures	48,835	86,174

Capital expenditures, net	149,814	121,413
In percent of revenue	4.6%	4.0%

Maintenance	84,480	69,987
In percent of revenue	2.6%	2.3%

Growth	65,334	51,426
In percent of revenue	2.0%	1.7%

Number of de novos	25	28
North America	9	15
International	16	13

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
September 30,	2011	2010
unaudited

Total Group
Debt (in $ million)	6,711	5,736
Debt/EBITDA	2.6	2.4

North America
Days sales outstanding	55	53

International
Days sales outstanding	118	114

Fresenius Medical Care AG & Co. KGaA, November 2, 2011	17 of 18

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended September 30,	2011	2010

North America (U.S.)
Clinical Performance
Single Pool Kt/v > 1.2	97%	96%
Hemoglobin = 10-12g/dl	77%	69%
Hemoglobin = 10-13g/dl	89%	88%
Calcium = 8.4-10.2mg/dl	80%	80%
Albumin >= 3.5 g/dl 1)	84%	82%
No catheter	78%	75%
Phosphate <= 5.5mg/dl	64%	63%
Hospitalization days per patient (12 months ending September 30)	9.8	9.8

Demographics
Average age (in years)	62	62
Average time on dialysis (in years)	3.8	3.7
Average body weight (in kg)	81	81
Prevalence of diabetes	56%	55%

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended September 30,	2011	2010

Europe, Middle East and Africa
Clinical Performance
Single Pool Kt/v > 1.2	96%	95%
Hemoglobin = 10-12g/dl	56%	54%
Hemoglobin = 10-13g/dl	79%	77%
Calcium = 8.4-10.2mg/dl	79%	79%
Albumin >= 3.5 g/dl 1)	87%	88%
No catheter	81%	82%
Phosphate <= 5.5mg/dl	76%	77%
Hospitalization days per patient (12 months ending September 30)	9.2	9.4

Demographics
Average age (in years)	64	64
Average time on dialysis (in years)	4.9	4.8
Average body weight (in kg)	71	70
Prevalence of diabetes	28%	27%

1) International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, November 2, 2011	18 of 18